HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

82-3638

RECEIVED
2005 AUG 25 P 7:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY AIRMAIL

Date: 15th August 2005

05010715

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BEST AVAILABLE COPY

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED - ISIN US 41068T2087

Attached please find the following documents of Hanny Holdings Limited for filing under the ISIN US 41068T2087:-

(1) Announcement in respect of extension of long stop date dated 1st August 2005;
(2) Circular in respect of proposed re-election of directors, proposed general mandates to issue and repurchase shares, proposed amendments to the Bye-Laws and notice of annual general meeting dated 29th July 2005;
(3) Announcement of notice of annual general meeting dated 29th July 2005;
(4) Joint announcement in respect of further postponement of despatch date of documents dated 28th July 2005;
(5) Joint announcement in respect of extension of time for completion of the convertible notes subscription dated 28th July 2005;
(6) 2004/2005 Annual Report; and
(7) Results Announcement dated 22nd July 2005.

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Judy Cheng
Company Secretary

Encl.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock code: 275

EXTENSION OF LONG STOP DATE

Loyal Concept and CTH have agreed to extend the long stop date of the Subscription Agreement regarding the subscription of a convertible note of CTH to 8th August, 2005 (or such other date as Loyal Concept and CTH may agree in writing). Accordingly, completion of the Subscription Agreement is expected to take place on or before 11th August, 2005.

References are made to the announcement dated 20th April, 2005 and a circular dated 7th June, 2005 (the "Circular") issued by Hanny Holdings Limited in relation to a major transaction regarding the subscription of a convertible note of Cheung Tai Hong Holdings Limited, the shares of which are listed on the main board of the Stock Exchange. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

Extension of Long Stop Date

As set out in the section headed "Conditions of the Subscription Agreement" in the Circular, the latest time for all the conditions precedent to the Subscription Agreement to be fulfilled or waived (as the case may be) was 5:00 p.m. on 31st July, 2005 ("Long Stop Date").

The Company has been informed by CTH that more time is required to finalise the Bermudan legal opinion to be produced by CTH to Loyal Concept as required under condition (viii) of the Subscription Agreement. Accordingly, Loyal Concept and CTH have agreed to extend the Long Stop Date to 8th August, 2005 (or such other date as Loyal Concept and CTH may agree in writing). Save for condition (viii) as mentioned above and condition (ix) which requires CTH to confirm, among other things, the aggregate principal sum of the convertible notes (including that under the Convertible Note) shall not be less than HK$1,000 million, all the conditions of the Subscription Agreement have been fulfilled. It is expected that CTH will issue the confirmation pursuant to condition (ix) of the Subscription Agreement once the above-mentioned Bermudan legal opinion is received by CTH. Completion of the Subscription Agreement is expected to take place on or before 11th August, 2005, being the third business day after the extended Long Stop Date.

Save for the above, there is no other change to the terms of the Subscription Agreement.

As at the date of this announcement, the directors of the Company are as follows :

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

Hong Kong, 1st August, 2005

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hanny Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,

PROPOSED AMENDMENTS TO THE BYE-LAWS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Hanny Holdings Limited to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, 1 September 2005 at 10:30 a.m. is set out in the Appendix III to this circular. Whether or not you intend to attend such meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting if you so wish.

29 July 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be convened and held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, 1 September 2005 at 10:30 a.m. or any adjournment thereof (or as the case may be);
"Associates"	the same definition as described under the Listing Rules;
"Bye-Laws"	the bye-laws of the Company;
"Code"	the code on corporate governance practices as set out in Appendix 14 of the Listing Rules;
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, and the shares of which are listed on the Main Board of the Stock Exchange;
"Director(s)"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC;
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, and the securities of which are listed on the Main Board of the Stock Exchange;
"Latest Practicable Date"	25 July 2005, being the latest practicable date prior to the printing of this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Issue Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to issue new Shares of the Company on the terms set out in the Notice of AGM;
"Notice"	the notice convening the AGM;

"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares of the Company on the terms set out in the Notice of AGM;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of par value of HK$0.01 each in the capital of the Company;
"Shareholders"	the shareholders of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"%"	per cent.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-Executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith *(Alternate to Mr. Fok Kin-ning, Canning)*

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Registered office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Place of Business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

29 July 2005

To the Shareholders and, for information only, to the holders of share options granted under the Company's employee share option schemes

Dear Sir or Madam,

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,

PROPOSED AMENDMENTS TO THE BYE-LAWS

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the forthcoming AGM of the Company to be held on Thursday, 1 September 2005, the following resolutions will be proposed, among other things:

(a) to re-elect Dr. Chan Kwok Keung, Charles and Mr. Wong King Lam, Joseph, who shall retire at the AGM in accordance with the Company's Bye-laws, as directors of the Company;

(b) to grant to the Directors a general mandate to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements, options and warrants not exceeding 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of passing such resolution;

(c) to grant to the Directors a general mandate to repurchase shares not exceeding 10% of the aggregate nominal value of the shares of the Company in issue as at the date of passing such resolution;

(d) to add to the general mandate for issuing shares set out in (b) above the number of shares repurchased by the Company pursuant to the Repurchase Mandate set out in (c) above; and

(e) to amend the Bye-laws of the Company in light of recent changes to the Listing Rules.

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Clause 87(3) of the Company's Bye-laws, Mr. Fok Kin-ning, Canning, Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit and Mr. Chan Kwok Hung shall retire from offices by rotation at the forthcoming AGM and do not offer themselves for re-election at the AGM.

In accordance with clause 86(2) of the Company's Bye-laws, Dr. Chan Kwok Keung, Charles and Mr. Wong King Lam, Joseph who were appointed during the period from the last AGM to the date of this circular, shall retire and, being-eligible, offer themselves for re-election at the forthcoming AGM.

Information as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, it will be proposed, by way of an ordinary resolution, that the Directors of the Company be given a general and unconditional mandate to exercise all powers of the Company to repurchase shares on the Stock Exchange in the Company up to a maximum of 10% of the shares of the Company in issue at the date of passing the ordinary resolution.

An explanatory statement containing information relating to the Repurchase Mandate as required pursuant to the Listing Rules, is set out in Appendix II to this circular.

PROPOSED GENERAL MANDATE TO ISSUE NEW SHARES

At the AGM, it will also be proposed, by way of ordinary resolution, that the Directors of the Company be given a general and unconditional mandate to exercise all powers of the Company to issue new shares in the Company up to 20% of the existing issued share capital of the Company on the date of the passing of the ordinary resolution. In addition, it is further proposed, by way of a separate ordinary resolution, that the New Issue Mandate be extended so that the Directors of the Company be given a general mandate to issue further shares in the Company of an aggregate nominal value equal to the aggregate nominal value of the share capital of the Company repurchased under the Repurchase Mandate.

PROPOSED AMENDMENTS TO THE BYE-LAWS

To enhance good corporate governance practice and to comply with the Code which came into effect recently, the Directors propose to put forward to the Shareholders for approval of a special resolution to amend the existing Bye-Laws at the AGM. The amendments are to bring the Bye-Laws in line with:—

(i) paragraph A.4.2 of the Code which requires that every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years and that all directors appointed to fill a casual vacancy should be subject to election by the shareholders at the first general meeting after their appointment;

(ii) paragraph E.1.1 of the Code which requires that the nomination of persons as directors, which is considered to be substantially separate issue, should be done by means of a separate resolution;

(iii) paragraph B.1.3 of the Code which requires the remuneration committee to determine the remuneration packages for the Directors; and

(iv) paragraph E.2.1 of the Code which provides that if the aggregate proxies held by the Chairman of a particular general meeting and the Directors account for 5%, or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in those proxies, the Chairman of the general meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

Set out in the notice of the AGM in special resolution No. 8 of this circular are specific amendments to the Bye-Laws that are proposed.

AGM

A notice convening the AGM with the resolutions, among other matters, is appended hereto as Appendix III to this circular. Whether or not the Shareholders are able to attend the meeting, they are requested to complete the enclosed form of proxy and return it to the Company's branch share registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time of the meeting. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting at the meeting should they wish to do so.

PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the Chairman; or

(b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

RECOMMENDATION

The Directors are of the opinion that (i) the election of retiring Directors; (ii) the grant of the Repurchase Mandate and the New Issue Mandate; and (iii) the amendments to the Bye-laws of the Company are in the best interests of the Company and its Shareholders as a whole and recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

GENERAL

Copies of the Memorandum of Association and the Bye-Laws will be available for inspection at the principal place of business of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong during normal business hours from the date of this circular up and including the date of AGM.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

PARTICULARS CONCERNING DIRECTORS SEEKING RE-ELECTION AT THE AGM

Dr. CHAN Kwok Keung, Charles, aged 50, was appointed as Managing Director of the Company in November 1995. In November 2000, he was appointed as the Chairman of the Company, responsible for the overall management of the Company. He has retired by rotation at the annual general meeting held in 2004 and re-appointed as Chairman and Executive Director of the Company on 3 September 2004. He holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 25 years' international corporate management experience in the construction and property sectors as well as in strategic investments.

Dr. Chan is the chairman of ITC and a non-executive director of Paul Y. - ITC Construction Holdings Limited. Dr. Chan is the chairman and chief executive officer of China Strategic Holdings Limited. He previously held directorships as chairman and executive director of Pacific Century Premium Developments Limited (resigned on 10 May 2004), non-executive director of Downer EDI Limited (resigned on 19 October 2004), a director and the chairman of China Enterprises Limited (resigned on 1 December 2004), executive director of Wing On Travel (Holdings) Limited (resigned on 30 December 2004). Save as disclosed above, he did not hold any directorships in other listed public companies in the last three years.

As at the Latest Practicable Date, Dr. Chan has personal interest in 5,600,000 share options of the Company within the meaning of Part XV of the SFO. Dr. Chan indirectly owns approximately 33.55% in the entire issued ordinary share capital of ITC. ITC is indirectly interested approximately 20.48% in the entire issued share capital of the Company. Dr. Chan is deemed to be a substantial shareholder of the Company. Dr. Chan is elder brother of Mr. Chan Kwok Hung, an executive director of the Company and ITC. Save as disclosed above, Dr. Chan does not have any relationship with any other directors, senior management or substantial or controlling shareholder of the Company.

Dr. Chan has not entered into any service contract with the Company, nor is he appointed for a specific term, but will be subject to retirement and be eligible for re-election at the AGM in accordance with the Company's bye-laws. There is no agreement between the Company and Dr. Chan in respect of any proposed length of service with the Company. He is also holding directorships in certain subsidiaries of the Group.

The director's fee payable to Dr. Chan will be fixed by the Board pursuant to the authority granted by the shareholders at AGM. Dr. Chan did not receive any emoluments from the Company for the financial year ended 31 March 2005. The emoluments of the directors are determined by the Board with reference to the Company's performing and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Mr. Wong King Lam, Joseph, aged 53, has been an Independence Non-Executive Director of the Company since September 2004. Mr. Wong is currently the chief executive officer of Challenger Services Ltd., an automobile services company in Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has over 24 years' extensive experience in auditing, corporate and financial management with a number of companies in different business sectors which include an international accounting firm and a local listed company. He is also an independent non-executive director of Tungtex (Holdings) Company Limited, China Strategic Holdings Limited and Wing On Travel (Holdings) Limited, which are companies whose shares are listed on the Stock Exchange. Save as disclosed above, Mr. Wong has not held any directorships in other listed companies in the last three years.

As the Latest Practicable Date, he does not have any interest in the Shares within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Wong does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Mr. Wong has not entered into any service contract with the Company and there is no designated length of service for his appointment. He is subject to retirement by rotation and re-election at the AGM in accordance with the Bye-Laws. Mr. Wong is entitled to an annual director's fee of HK$60,000.00 for the performance of his duties as an independent non-executive Director and a member of the audit committee of the Company (subject to be reviewed by the Board from time to time).

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide all the information in relation to the Repurchase Mandate for your consideration.

SHARE CAPITAL

As at the Latest Practicable Date, there were 223,628,412 Shares in issue. Subject to the passing of the relevant ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the date of the AGM, the Company would be authorised to repurchase up to a maximum of 22,362,841 Shares.

REASONS FOR THE REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to have general authority from the Shareholders to enable the Directors to repurchase Shares on the Stock Exchange. Such repurchase may, depending on marketing conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and its Shareholders.

FUNDING OF THE REPURCHASES

It is proposed that repurchases of securities under the Repurchase Mandate would be financed from available cash flow or working capital facilities of the Company and its subsidiaries. In repurchasing the securities, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-laws and the laws of Bermuda. The laws of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares, or funds of the Company which would otherwise be available for dividend or distribution or the proceeds of a new issue of Shares made for the purpose of the repurchase. The amount of premium payable on the repurchase may only be paid out of either funds of the Company which would otherwise be available for dividend or distribution or out of the share premium account before the Shares are repurchased.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited accounts of the Company for the year ended 31 March 2005), in the event that the proposed Repurchase Mandate was to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the previous twelve months prior to the printing of this circular were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2004		
August	2.95	2.40
September	2.90	2.50
October	3.55	2.45
November	3.80	2.75
December	3.53	2.60
2005		
January	3.95	2.80
February	4.35	3.83
March	3.85	3.70
April	3.80	3.50
May	3.75	2.40
June	3.20	2.78
July (up to the Latest Practicable Date)	3.28	2.83

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell any of the Shares to the Company.

No connected person (as defined in the Listing Rules) has notified that he/she has a present intention to sell any of the Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchase pursuant to the proposed resolution in accordance with the Listing Rules and the laws of Bermuda.

EFFECT OF THE TAKEOVERS CODE

If a shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purpose of Rule 32 of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

To the best knowledge of the Company and as at the Latest Practicable Date, ITC beneficially interested in 45,798,813 Shares, representing 20.48% of the issued ordinary share capital of the Company. Dr. Chan Kwok Keung, Charles, through companies wholly owned by him, controls more than one-third of the voting rights of ITC.

Assuming that none of the outstanding share options are exercised prior to the AGM and there are no alteration to the existing shareholdings of ITC, exercise of the Repurchase Mandate in full in accordance with the terms of the ordinary resolution to be proposed at the AGM, the shareholding of ITC in the Company would be increased to approximately 22.76% of the issued share capital of the Company. It will not give rise to an obligation for ITC to make a mandatory offer under Rule 26 of the Takeovers Code.

Assuming that there is no further issue of Shares between the Latest Practicable Date and date of repurchase, the exercise of Repurchase Mandate whether in whole or in part will not less than the 25% of the issued share capital of the Company being held by the public as required by Rule 8.08 of the Listing Rules. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of less than such prescribed percentage.

SHARE REPURCHASES MADE BY THE COMPANY

No repurchase of the Shares (whether on the Stock Exchange or otherwise) has been made by the Company during the six months preceding the date of this circular.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, 1 September 2005 at 10:30 a.m. for the following purposes:

1. To receive, consider and adopt the audited financial statements for the year ended 31 March 2005 and the Reports of the Directors and Auditors thereon.

2. To declare a final dividend for the year ended 31 March 2005.

3. To re-elect Directors and to authorise the Board of Directors to fix the Directors' remuneration for the ensuing year.

4. To re-appoint auditors and authorise the Board of Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each Share on the Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the Shares in issue as at the date of the passing of this resolution; and the authority pursuant to this resolution shall be limited accordingly; and

(c) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares in the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares in the Company; (iii) any issue of Shares in the Company as scrip dividend or any similar arrangement providing for the allotment of Shares in the Company in lieu of the whole or part of a dividend pursuant to the Bye-laws of the Company from time to time; or (iv) any issue of Shares in Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any shares which are convertible into Shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of Shares of the Company open for a period fixed by the Directors of the Company to the holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

7. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT** conditional upon Ordinary Resolutions numbered 5 and 6 set out in the Notice convening this annual general meeting of the Company dated 29 July 2005 (the "Notice") being duly passed, the general mandate granted to the Directors of the Company pursuant to Ordinary Resolution numbered 6 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 5 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

8. As special business, to consider and, if thought fit, pass the following resolution, as a Special Resolution:

"**THAT** the Bye-Laws of the Company be and are hereby amended as follows:

(a) by adding the following new Bye-Law 70A immediately after the existing Bye-Law 70:

"70A. Notwithstanding any other provisions of these Bye-Laws:

(a) if the aggregate proxies held by (i) the Chairman of a particular meeting, and (ii) the Directors, account for 5 per cent. or more of the total voting rights at that meeting, and

(b) if on a show of hands in respect of any resolution, the shareholders at the meeting vote in the opposite manner to that instructed in the proxies referred to in (a) above,

the Chairman of the meeting and/or any Director holding the proxies referred to above shall demand a poll. However, if it is apparent from the total proxies held by the persons referred to in (a) above that a vote taken on a poll will not reverse the vote taken on a show of hands, then no poll shall be required pursuant to this Bye-Law."

(b) by deleting the existing Bye-Law 86(2) in its entirety and replacing it with the following new Bye-Law 86(2):

"86(2) The Directors shall have the power from time to time and at any time to appoint any qualified person as a Director either to fill a casual vacancy on the Board or, as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at that meeting;"

(c) by deleting the existing Bye-Law 97 in its entirety and replacing it with the following new Bye-Law 97:

"97 The Directors shall be entitled to receive by way of remuneration for their services as Directors such sum as shall from time to time be determined by the Company in general meeting, and shall (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board or any committee established by the Board including a remuneration committee may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period

in respect of which the remuneration is paid shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees."

(d) by deleting the existing Bye-Law 99 in its entirety and replacing it with the following new Bye-Law 99:

"99 Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which are in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee established by the Board including a remuneration committee may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Bye-Law."

(e) by adding the following new Bye-Law 100A immediately after the existing Bye-Law 100:

"100(A) Notwithstanding Bye-Laws 97 and 99, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or an Executive Director or a Director appointed to any other office in the management of the Company may from time to time be fixed by the Board or any committee established by the Board including a remuneration committee and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board or any committee established by the Board including a remuneration committee may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Director."

(f) by deleting the existing Bye-Law 87(2) in its entirety and replacing it with the following new Bye-Law 87(2):

"87(2) At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation. Every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years."

(g) by adding the following new Bye-Law 86(7) immediately after the existing Bye-Law 86(6):

"86(7) Election of each person as Director shall be voted upon by way of a separate resolution."

By the Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 29 July 2005

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the annual general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch registrar, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the annual general meeting (or any adjourned meeting).

3. The Register of Members of the Company will be closed from Monday, 29 August 2005 to Wednesday, 31 August 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged with the branch share registrar of the Company in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 26 August 2005.

4. Concerning Resolution No. 3 above, Mr. Fok Kin-ning, Canning, Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit and Mr. Chan Kwok Hung shall retire by rotation and do not offer themselves for re-election at the meeting pursuant to Clause 87(3) of the Company's Bye-laws. Dr. Chan Kwok Keung, Charles and Mr. Wong King Lam, Joseph who were appointed during the year ended 31 March 2005 will hold office until the meeting and will then retire and, being eligible, offer themselves for re-election at the meeting pursuant to Clause 86(2) of the Company's Bye-laws. The particulars of such retiring Directors are set out in Appendix I to this circular.

此乃要件　請即處理

閣下如對本通函之內容或應採取之行動有**任何疑問**，應諮詢　閣下之持牌證券交易商或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有錦興集團有限公司股份**出售或轉讓**，應立即將本通函及隨附代表委任表格交予買主或承讓人，或經手買賣或轉讓之銀行、證券經紀或其他代理商，以便轉交買主或承讓人。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

建議重選董事
建議一般授權發行及購回股份
建議修訂公司細則
及
股東週年大會通告

錦興集團有限公司謹訂於二零零五年九月一日星期四上午十時三十分於香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東週年大會，大會通告載於本通函附錄三。無論　閣下擬否出席大會，務請按照隨附之代表委任表格上印備之指示將表格填妥並盡快交回本公司在香港之股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或任何續會及在會上投票。

二零零五年七月二十九日

** 中文名稱僅供識別*

目 錄

頁次

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零五年九月一日星期四上午十時三十分於香港九龍觀塘鴻圖道51號保華企業中心11樓會議室召開及舉行之股東週年大會或其任何續會(或視乎情況而定)；
「聯繫人」	指	按上市規則所賦予之相同涵義；
「公司細則」	指	本公司之公司細則；
「守則」	指	上市規則附錄十四所載有關企業管治常規守則；
「本公司」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份在聯交所主板上市；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，中國香港特別行政區法定貨幣；
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券在聯交所主板上市；
「最後實際可行日期」	指	二零零五年七月二十五日，即本通函付印前之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「新發行授權」	指	建議授予董事之一般授權，以行使本公司權力，根據股東週年大會通告所載條款發行本公司之新股份；
「通告」	指	召開股東週年大會之通告；

「購回授權」	指	建議授予董事之一般授權，以行使本公司權力，根據股東週年大會通告所載條款購回本公司股份；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「股份」	指	本公司股本中每股面值0.01港元之股份；
「股東」	指	本公司股東；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「%」	指	百分比。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

執行董事：
陳國強博士 *(主席)*
Yap, Allan 博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
陳國鴻先生

非執行董事：
霍建寧先生
葉德銓先生
張漢傑先生
施熙德女士 *(霍建寧先生之替任董事)*

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

建議重選董事

建議一般授權發行及購回股份

建議修訂公司細則

及

股東週年大會通告

緒言

在二零零五年九月一日星期四舉行之本公司應屆股東週年大會上，(其中包括) 將提呈下列決議案：

(a) 重選將於股東週年大會上根據本公司之公司細則退任之陳國強博士及黃景霖先生為本公司董事；

** 中文名稱僅供識別*

(b) 授予董事一般授權配發、發行及處理本公司之額外股份，及作出或授出之不超過通過有關決議案當日本公司已發行股本總面值20%之售股建議、協議、購股權及認購權證；

(c) 授予董事一般授權購回不超過通過有關決議案當日本公司已發行股份總面值之10%；

(d) 在上文(b)項所載發行股份之一般授權之上，增加本公司根據上文(c)項之購回授權購回之股份數目；及

(e) 因應上市規則近期之變動修訂本公司之公司細則。

建議重選董事

按照本公司之公司細則第87(3)條，霍建寧先生、葉德銓先生、張漢傑先生及陳國鴻先生將於應屆股東週年大會上輪值退任，惟彼等無意於股東週年大會上膺選連任。

按照本公司之公司細則第86(2)條，於上屆股東週年大會至本通函日期期間獲委任之陳國強博士及黃景霖先生，須於應屆股東週年大會退任，惟彼等符合資格及願膺選連任。

根據上市規則規定須予披露之資料載於本通函附錄一。

建議一般授權購回股份

在股東週年大會上，將以普通決議案方式建議授予本公司董事一般及無條件授權，以行使本公司所有權力於聯交所購回本公司股份，購回最高限額為通過該項普通決議案當日本公司已發行股份之10%。

按上市規則規定載有購回授權資料之說明函件載於本通函附錄二。

建議一般授權發行新股

在股東週年大會上，亦將以普通決議案方式建議授予本公司董事一般及無條件授權，以行使本公司所有權力發行本公司新股，發行最高限額為通過該項普通決議案當日本公司現有已發行股本之20%。此外，亦以另一項普通決議案進一步建議擴大新發行授權，授予本公司董事一般授權另行發行本公司股份，其總面值相等於根據購回授權購回之本公司股本總面值。

建議修訂公司細則

為促進良好企業管治常規及遵守近期生效之守則，董事擬於股東週年大會上提呈一項特別決議案，尋求股東批准，以修訂現有公司細則。該等修訂旨在使公司細則符合以下規定：

(i) 守則第A.4.2段，規定每名董事(包括按指定任期獲委任者)須至少每三年輪值退任一次，及凡獲委任填補臨時空缺之董事須於獲委任後由股東於首次股東大會選出；

(ii) 守則第E.1.1段，規定提名任何人士擔任董事(被視為重大獨立事項)均須以獨立決議案方式提出；

(iii) 守則第B.1.3段，規定由薪酬委員會釐定董事之薪酬組合；及

(iv) 守則第E.2.1段，規定倘於個別股東大會之大會主席及董事所持委任代表投票權，合共佔該大會總投票權5%或以上，及倘以舉手方式表決任何決議案時，而大會表決結果與該等代表委任表格所指示者相反，則持有上述委任代表投票權之大會主席及╱或任何董事須要求以投票方式表決，除非以該等人士持有之總代表投票權，進行投票表決顯然不會推翻舉手表決之結果則另作別論。

本通函內股東週年大會通告第8項特別決議案所載之修訂為建議對公司細則作出之具體修訂。

股東週年大會

召開股東週年大會通告(其中包括決議案)隨附於本通函附錄三。無論股東能否出席大會，務請填妥隨附之代表委任表格，並盡快交回本公司在香港之股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何，最遲須於大會舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可出席大會及在會上投票。

要求以投票方式表決之程序

於大會上提呈進行投票之決議案將以舉手方式表決，除非(在宣佈以舉手投票結果或撤回表決方式之任何其他要求或以前)下列人士要求以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席大會並有權在大會上投票之股東(或倘股東為公司，則為其正式授權代表)或其受委代表；或

(c) 一名或多名親身出席之股東(或倘股東為公司，則為其正式授權代表)或其受委代表，並佔不少於所有有權於大會投票之股東總投票權之十分一；或

(d) 一名或多名親身出席之股東(或倘股東為公司，則為其正式授權代表)或其受委代表，並於本公司持有賦予其權利於大會上投票之股份(即總數已繳足，數目不少於賦有該權利之所有股份所繳付之總額之十分一股份)。

股東受委代表提出之要求，應被視為與股東所提出者無異。

推薦意見

董事認為，(i)重選退任董事；(ii)授出購回授權及新發行授權；及(iii)修訂本公司之公司細則，均符合本公司及股東整體之最佳利益，並建議股東投票贊成將於股東週年大會上提呈之有關決議案。

一般資料

公司組織章程大綱及公司細則之副本可於本通函日期至股東週年大會日期(包括該日)期間之一般辦公時間內，在本公司於香港之主要營業地點(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)可供查閱。

此致

列位股東 台照
列位本公司僱員購股權計劃下之購股權持有人 參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹上

二零零五年七月二十九日

於股東週年大會膺選連任之董事詳情

陳國強博士，50歲，於一九九五年十一月獲委任為本公司董事總經理。於二零零零年十一月，彼獲委任為本公司之主席，負責本公司之整體管理事宜。彼已於二零零四年舉行之股東週年大會上輪值退任，並於二零零四年九月三日重新獲委任為本公司主席兼執行董事。彼持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾二十五年國際企業管理經驗。

陳博士為德祥企業之主席及保華德祥建築集團有限公司之非執行董事。陳博士為中策集團有限公司之主席兼行政總裁。彼曾擔任盈科大衍地產發展有限公司之主席兼執行董事(於二零零四年五月十日辭任)、Downer EDI Limited之非執行董事(於二零零四年十月十九日辭任)、China Enterprises Limited之董事兼主席(於二零零四年十二月一日辭任)及永安旅遊(控股)有限公司之執行董事(於二零零四年十二月三十日辭任)。除上文所披露者外，彼於過去三年間並無於其他上市公司擔任任何董事職務。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，陳博士於本公司擁有5,600,000份購股權之個人權益。陳博士於德祥企業之全部已發行普通股本中間接擁有約33.55%權益，而德祥企業於本公司全部已發行股本中間接擁有約20.48%權益，因此陳博士被視為本公司之主要股東。陳博士為本公司及德祥企業執行董事陳國鴻先生之兄長。除上文所披露者外，陳博士與本公司任何其他董事、高級管理層、主要股東或控股股東概無任何關連。

陳博士並無與本公司訂立任何服務合約，彼亦非按指定任期委任，惟根據本公司之公司細則須於股東週年大會上退任並符合資格膺選連任。本公司與陳博士並無就彼於本公司之擬定任期訂立任何協議。彼亦於本集團若干附屬公司擔任董事職務。

應付予陳博士之董事袍金，將由董事會根據股東於股東週年大會之授權釐定。截至二零零五年三月三十一日止財政年度，陳博士並無向本公司收取任何酬金。董事之酬金由董事會參考本公司之業績及盈利水平，以及業內之報酬基準及當時市況而釐定。

黃景霖先生，53歲，自二零零四年九月起出任本公司之獨立非執行董事。黃先生現為香港一間汽車服務公司挑戰者服務有限公司之行政總裁。彼為香港會計師公會及英國特許公認會計師公會之資深會員。彼於多間不同業務範疇之公司，其中包括一間國際會計師行及一間本地上市公司，積逾二十四年審計、企業及財務管理之豐富經驗。彼亦為同得仕(集團)有限公司、中策集團有限公司及永安旅遊(控股)有限公司之獨立非執行董事，該等公司之股份均於聯交所上市。除上文所披露者外，黃先生於過去三年間並無於其他上市公司擔任任何董事職務。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，彼於股份中並無持有任何權益。除上文所披露者外，黃先生與本公司任何董事、高級管理層、主要股東或控股股東概無任何關連。

黃先生並無與本公司訂立任何服務合約，且無指定任期。彼須根據公司細則於股東週年大會輪值退任並膺選連任。黃先生作為本公司之獨立非執行董事兼審核委員會成員就履行彼之職務有權每年享有60,000.00港元之董事袍金(可由董事會不時檢討)。

本附錄乃上市規則所規定之說明函件，旨在提供關於購回授權之一切資料，以供 閣下考慮。

股本

於最後實際可行日期，共有223,628,412股已發行股份。待有關普通決議案獲通過後，以及按於股東週年大會日期前並無進一步發行或購回股份之基準，本公司會獲授權購回最多22,362,841股股份。

購回股份之理由

董事相信，股東授予董事一般權力，使其可在聯交所購回股份，乃符合本公司及其股東之最佳利益。視乎當時市況及融資安排而定，上述購回可提高本公司每股股份資產淨值及／或其每股盈利，並只在董事認為購回股份將有利於本公司及其股東時方會進行。

用以購回股份之資金

現建議根據購回授權而購回證券所需之款項，會以本公司及其附屬公司之可用現金流量或營運資金融資。在購回證券時，本公司僅可動用根據本公司組織章程大綱及公司細則以及百慕達法例可合法及可作此用途之現金撥資。百慕達法例規定，就購回股份而歸還之股本款項，僅可從有關股份之已繳足股本或原供派發股息或分派之本公司資金或就購回股份而發行新股所得款項中撥支。就購回股份應付之溢價，只可從股份購回前原可供派發股息或分派之本公司資金或股份溢價賬中撥付。

於建議之購回期間內任何時間，倘全面行使建議之購回授權，或會對本公司之營運資金或資本負債水平產生重大不利影響(對照本公司最新刊發之截至二零零五年三月三十一日止年度經審核賬目所披露之情況而言)。然而，倘購回股份對董事認為不時適合本公司之營運資金需求或資本負債比率會有重大不利影響，則董事不擬行使購回授權。

股份價格

在本通函付印前十二個月，股份每月在聯交所之最高及最低成交價如下：

	每股股份	
	最高價	**最低價**
	港元	*港元*
二零零四年		
八月	2.95	2.40
九月	2.90	2.50
十月	3.55	2.45
十一月	3.80	2.75
十二月	3.53	2.60
二零零五年		
一月	3.95	2.80
二月	4.35	3.83
三月	3.85	3.70
四月	3.80	3.50
五月	3.75	2.40
六月	3.20	2.78
七月(截至最後實際可行日期)	3.28	2.83

權益披露

董事或(據彼等作出一切合理查詢後所深知及確信)彼等之任何聯繫人目前無意在股東批准購回授權後出售任何股份予本公司。

本公司並無接獲任何關連人士(定義見上市規則)知會，表示其目前有意在股東批准購回授權後出售任何股份予本公司，或已承諾不會出售股份予本公司。

董事承諾

董事已向聯交所承諾，在有關規定適用情況下，彼等將按照上市規則及百慕達法例行使本公司之權力購回股份。

收購守則之影響

倘因董事根據購回授權行使本公司權力購回股份而導致某一股東於本公司之表決權所佔權益比例增加，則有關增加將被視作收購守則第32條所指之表決權收購事宜處理。因此，某一股東或一致行動之一批股東可取得或鞏固對本公司之控制權，從而須根據收購守則第26條規定提出強制性收購建議。

就本公司所深知，於最後實際可行日期，德祥企業實益擁有45,798,813股股份，佔本公司已發行普通股本之20.48%。陳國強博士透過其全資擁有之公司控制德祥企業三分之一表決權。

假設尚未行使之購股權於股東週年大會舉行前獲行使，以及德祥企業之現有持股量未有任何變動，而購回授權將根據將於股東週年大會上提呈之普通決議案之條款獲全面行使，則德祥企業於本公司之持股量會增至佔本公司已發行股本約22.76%。德祥企業將不會因此而須根據收購守則第26條規定提出強制性收購建議。

假設於最後實際可行日期至購回日期期間並無進一步發行股份，則行使購回授權(不論全部或部份)不得少於上市規則第8.08條所規定公眾持有本公司已發行股本之25%。董事無意行使購回授權以至可能導致公眾持股量低於所規定之百分比。

本公司進行之股份購回

於本通函刊發日期前六個月內，本公司並無於聯交所或其他地方購回任何股份。

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

茲通告錦興集團有限公司(「本公司」)謹訂於二零零五年九月一日星期四上午十時三十分於香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東週年大會，以商議下列事項：

1. 省覽、考慮及採納截至二零零五年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 宣派截至二零零五年三月三十一日止年度之末期股息。

3. 重選董事並授權董事會釐定董事來年之酬金。

4. 重聘核數師及授權董事會釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事，依據及按照所有適用法例及聯交所證券上市規則之規定，或任何其他本公司股份可能上市而就此獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所(「認可交易所」)不時修訂之規定，於有關期間(定義見下文)內行使本公司一切權力，在聯交所或任何其他認可交易所購回每股面值0.01港元之股份；

(b) 本公司根據本決議案(a)段之批准獲授權購回之本公司股份總面值，將不得超過於本決議案獲通過日期之已發行股份之10%，而根據本決議案授出之授權因而受此數額限制；及

** 中文名稱僅供識別*

(c) 就本決議案而言，

「有關期間」指由本決議案通過之日至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 百慕達法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案之授權當日。」

6. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下，依據及按照所有適用法例，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.01港元之額外股份，以及作出或授出行使該等權力所必要或可能需要之建議、協議或購股權(包括認股權證、債券及可轉換為本公司股份之債券)；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間內作出或批出於有關期間結束後行使該等權力所必要或可能需要之建議、協議或購股權(包括認股權證、債券及可轉換為本公司股份之債券)；

(c) 本公司董事根據本決議案(a)段之批准，而非根據(i)供股(定義見下文)；(ii)為向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或認購本公司股份權利而於當時採納之任何購股權計劃或類似安排所發行之本公司任何股份；(iii)發行本公司股份作為以股代息或根據本公司當時之公司細則，配發本公司股份以代替全部或部份股息之任何類似安排；或(iv)在根據本公司任何認股權證或任何可兑換為本公司股份之股份之條款行使認購或換股權時，發行本公司任何股份，所配發或同意有條件或無條件配發(不論根據購股權與否)之股本面值總額不得超過本決議案通過當日之本公司已發行股本面值總額20%，而上文之批准亦以此為限；及

(d) 就本決議案而言，

「有關期間」指由本決議案通過之日至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 百慕達法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案之授權當日。

「供股」乃指於本公司董事指定之期間內向於某一指定記錄日期登記在本公司股東名冊上之股東按彼等當時持有之該等股份之比例而提出之供股建議（惟本公司董事有權就零碎股權或任何適用於本公司之地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排）。」

7. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**待日期為二零零五年七月二十九日之召開本公司此股東週年大會通告（「通告」）所載之第5及6項普通決議案獲正式通過後，擴大根據通告第6項普通決議案授予本公司董事之一般授權，加入相等於本公司根據通告第5項普通決議案授出之授權購回之本公司股本總面值之數額，惟該數額須不得超過於本決議案獲通過當日本公司已發行股本總面值之10%。」

8. 作為特別事項，考慮及酌情通過下列決議案為特別決議案：

「**動議**本公司之公司細則修訂如下：

(a) 緊隨現有公司細則第70條後，加入以下新訂公司細則第70A條：

「70A.儘管此等公司細則另有規定：

(a) 倘(i)個別大會之主席及(ii)董事所持委任代表投票權，合共佔該大會總投票權百分之五或以上，及

(b) 倘以舉手方式表決任何決議案時，股東之表決結果與上文(a)所述代表委任書所指示者相反，

則持有上述委任代表投票權之大會主席及／或任何董事須要求以投票方式表決，惟倘就上文(a)所述人士持有之總代表投票權而言，進行投票表決顯然不會推翻舉手表決之結果，則毋須根據本條公司細則以投票方式表決。」

(b) 刪除現有公司細則第86(2)條全文，並以下列新訂公司細則第86(2)條取代：

「86(2) 董事有權不時及在任何時間委任任何合資格人士出任董事，以填補董事會空缺或增加現有董事會之董事名額，惟此等獲委任之董事人數不得超過股東於股東週年大會不時釐定之最多人數。任何獲董事會委任董事須只任職至本公司下屆股東大會(就增補空缺而言)，或至本公司下屆股東週年大會(就增加董事會之董事名額而言)，並須於其時在該大會上膺選連任；」

(c) 刪除現有公司細則第97條全文，並以下列新訂公司細則第97條取代：

「97 董事有權收取作為董事之服務酬金，數額由本公司不時於股東大會上釐定；除經投票通過之決議案另有規定者外，此項酬金乃按董事會或董事會成立之任何委員會(包括薪酬委員會)可能同意之比例及方式在董事之間分派，如未能達成協議則由各董事平分，惟此情況下任何董事任職時間不足整段有關酬金支付期間者，僅可按彼任職期間之有關比例收取酬金。除支付董事袍金以外，上述規定並不適用於在本公司擔任任何受薪職務或職位之董事。」

(d) 刪除現有公司細則第99條全文，並以下列新訂公司細則第99條取代：

「99 任何董事應要求就任何目的為本公司往海外公幹或旅居海外，或履行董事會認為超逾董事日常職責範圍之服務，則可能獲支付董事會或董事會成立之任何委員會(包括薪酬委員會)可能釐定之額外酬金(不論是否以薪金、佣金、分紅或其他方式支付)，而該等額外酬金須為根據任何其他公司細則規定須付之任何普通酬金以外或代替普通酬金之報酬。」

(e) 緊隨現有公司細則第100條後，加入以下新訂公司細則第100A條：

「100(A) 儘管公司細則第97條及第99條已有規定，董事會或董事會成立之任何委員會(包括薪酬委員會)仍可不時釐訂董事總經理、聯席董事總經理、副董事總經理或執行董事或獲本公司委任執行其他管理職務之董事之酬金，該筆酬金可以薪金、佣金、分紅或其他方式或以上述全部或任何方式支付，並可包括其他由董事會或董事會成立之任何委員會(包括薪酬委員會)不時決定之福利（包括養老金及／或獎金及／或其他退休福利）及津貼。上述酬金須為董事普通酬金以外之報酬。」

(f) 刪除現有公司細則第87(2)條全文，並以下列新訂公司細則第87(2)條取代：

「87(2) 於每屆股東週年大會上，當時三分一在任董事(或倘董事人數並非三或三之倍數，則最接近三分一但不少於三分一之數目)須輪值退任。每名董事(包括按指定任期獲委任者)須至少每三年輪值退任一次。」

(g) 緊隨現有公司細則第86(6)條後，加入以下新訂公司細則第86(7)條：

「86(7) 推選任何人士擔任董事均須以獨立決議案方式投票表決。」

承董事會命
主席
陳國強博士

香港，二零零五年七月二十九日

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東週年大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。股東可就其所持部份之本公司股份委任受委代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東週年大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東週年大會(或任何續會)指定舉行時間48小時前送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

3. 本公司將於二零零五年八月二十九日星期一至二零零五年八月三十一日星期三(首尾兩天包括在內)止期間暫停辦理股份過戶登記手續。股東如欲領取擬派末期股息，務請將所有過戶文件連同有關之股票，於二零零五年八月二十六日星期五下午四時前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 就上文第3項決議案而言，按照本公司之公司細則第87(3)條，霍建寧先生、葉德銓先生、張漢傑先生及陳國鴻先生將於大會上輪值退任，惟彼無意膺選連任。按照本公司之公司細則第86(2)條，截至二零零五年三月三十一日止年度期間獲委任之陳國強博士及黃景霖先生，將在大會舉行前繼續任職，並將於大會上退任，彼等符合資格及願膺選連任。有關退任董事之詳情載於本通函附錄一。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

NATION FIELD LIMITED

(Incorporated in the British Virgin Islands with limited liability)

WELL ORIENT LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock code: 235

GROUP DRAGON INVESTMENTS LIMITED

(Incorporated in the British Virgin Islands with limited liability)

FURTHER POSTPONEMENT OF DESPATCH DATE OF DOCUMENTS

- The China Strategic Circular is expected to be sent to the China Strategic Shareholders on or around 19th August, 2005.
- Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules by further extending the despatch date of the Hanny Circular to no later than 2nd September, 2005.

Reference is made to the joint announcements dated 19th April, 2005 (the "Joint Announcement") and 10th May, 2005 issued by Hanny Holdings Limited, China Strategic Holdings Limited, Well Orient Limited, Nation Field Limited and Group Dragon Investments Limited. Terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

The China Strategic Circular containing, among others, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening an extraordinary general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules together with all relevant financial information is expected to be sent to the China Strategic Shareholders on or around 19th August, 2005 in view of the additional time required for the preparation of, among others, (i) the accountants' report of the GDI Group for the three years ended 31st December, 2004 and the four months ended 30th April, 2005; and (ii) the pro forma financial information of the China Strategic Group upon completion of the China Strategic Group Reorganisation.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Hanny Circular setting out, among others

Independent Non-executive Directors :
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows :

Executive Directors :
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)

Independent Non-executive Directors :
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Limited, Nation Field Limited and Group Dragon Investments Limited. Terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

The China Strategic Circular containing, among others, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening an extraordinary general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules together with all relevant financial information is expected to be sent to the China Strategic Shareholders on or around 19th August, 2005 in view of the additional time required for the preparation of, among others, (i) the accountants' report of the GDI Group for the three years ended 31st December, 2004 and the four months ended 30th April, 2005; and (ii) the pro forma financial information of the China Strategic Group upon completion of the China Strategic Group Reorganisation.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Hanny Circular setting out, among others, details of the Share Sale Agreement and the making of the GDI Offer, a notice convening a special general meeting of Hanny, the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS is required to be despatched to the Hanny Shareholders within 21 days after the publication of the Joint Announcement, being no later than 11th May, 2005. Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules by extending the despatch date of the Hanny Circular to no later than 29th July, 2005. During the period from the release of the Joint Announcement to the date of this announcement, Hanny, China Strategic and their reporting accountants (as appropriate) have been preparing the accountants' report of the GDI Group for the three years ended 31st December, 2004 and the four months ended 30th April, 2005 and other financial information of the Hanny Group to be included in the Hanny Circular. However, in view of the expected date of despatch of China Strategic Circular and the additional time required for the preparation of, among others, (i) the accountants' report of GDI Group for the three years ended 31st December, 2004 and the four months ended 30th April, 2005; and (ii) pro forma financial information of the enlarged Hanny Group which will be included in the Hanny Circular, the directors of Hanny consider that the despatch of the Hanny Circular will have to be further delayed. Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules by further extending the despatch date of the Hanny Circular to no later than 2nd September, 2005.

A composite offer and response document of China Strategic setting out details of the China Strategic Offer (accompanied by the acceptance and transfer form) and incorporating the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules on the China Strategic Offer will be sent to the China Strategic Shareholders in accordance with the Takeovers Code. Application has been made by the Offeror for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of fulfillment of the conditions precedent to the Share Sale Agreement and such consent has been granted by the Executive.

Another composite offer and response document of GDI setting out details of the GDI Offer (accompanied by the acceptance and transfer form), information on Hanny and incorporating the letter of recommendation from the independent board committee of GDI and the letter of advice from Hercules on the GDI Offer will be sent to the shareholders of GDI in accordance with the Takeovers Code. Application has been made by Well Orient for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of the later of fulfillment of the conditions to the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders of making of the GDI Offer and such consent has been granted by the Executive.

As at the date of this announcement, the directors of Hanny are as follows :

Executive Directors :	*Non-executive Directors :*
Dr. Chan Kwok Keung, Charles	Mr. Fok Kin-ning, Canning
Dr. Yap, Allan	Mr. Ip Tak Chuen, Edmond
Mr. Lui Siu Tsuen, Richard	Mr. Cheung Hon Kit
Mr. Chan Kwok Hung	Ms. Shih, Edith
	(Alternate to Mr. Fok Kin-ning, Canning)

Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows :

Executive Directors :	*Independent Non-executive Directors :*
Dr. Chan Kwok Keung, Charles	Mr. David Edwin Bussmann
Dr. Yap, Allan	Mr. Wong King Lam, Joseph
Ms. Chau Mei Wah, Rosanna	Mr. Sin Chi Fai
Ms. Chan Ling, Eva	
Mr. Li Bo	
Mr. Chan Kwok Hung	
(Alternate to Dr. Chan Kwok Keung, Charles)	
Mr. Lui Siu Tsuen, Richard	
(Alternate to Dr. Yap, Allan)	

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

By order of the board
NATION FIELD LIMITED
Gao Yang
Director

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yan, Jenny
Company Secretary

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 28th July, 2005

The sole director of the Offeror accepts full responsibility for the accuracy of the information contained in this announcement other than that relating to the Hanny Group and China Strategic Group and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement other than those relating to the Hanny Group and China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the China Strategic Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Offeror and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the Hanny Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to the Offeror and the Hanny Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

RUILI HOLDINGS LIMITED
瑞力控股有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock code: 491)

HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 275)

JOINT ANNOUNCEMENT

EXTENSION OF TIME FOR COMPLETION OF THE ISSUE OF THE CONVERTIBLE NOTES AND THE PROPOSED ACQUISITION

EXTENSION OF TIME FOR COMPLETION OF THE CONVERTIBLE NOTES SUBSCRIPTION

The Company has agreed respectively with Hanny and Tai Fook to extend the date for completion of the Convertible Notes Subscription and the Convertible Notes Placing to 10 August 2005. In order to provide time for the completion of the Convertible Notes Subscription, the Company, the Purchasers and the Vendor agreed to extend the time for fulfillment of all conditions precedent to, and the completion of, the Acquisition Agreement to 2:30 p.m. on 12 August 2005.

Reference is made to:

(a) the joint announcement (the "Joint Announcement") of Ruili Holdings Limited (the "Company") and Hanny Holdings Limited dated 29 April 2005, the announcements of the Company dated 24 May 2005, 2 June 2005 and 6 June 2005, the circular of the Company dated 2 June 2005 in relation to, among others, the Group's proposed acquisition of a 49% interest in Galaxy, the Convertible Notes Subscription and the Convertible Notes Placing; and

(b) the announcements of the Company dated 27 June 2005 and 13 July 2005 (the "Galaxy Announcements") in relation to the First Proceedings and the Second Proceedings in connection with the broadcast by Galaxy Broadcasting of four television channels and/or a television programme instituted by an independent pay television operator (the "Event"). As stated in the Galaxy Announcement dated 13 July 2005, the First Proceedings and the Second Proceedings are still ongoing.

Capitalised terms used herein have the same meanings as those defined in the Joint Announcement and the Galaxy Announcements unless otherwise stated.

EXTENSION OF TIME FOR COMPLETION OF THE ISSUE OF CONVERTIBLE NOTES AND THE PROPOSED ACQUISITION

Pursuant to the Convertible Notes Subscription Agreement, Hanny will, subject to fulfillment of conditions as set out in the relevant agreement, subscribe for the Convertible Notes in an aggregate principal amount of HK$170 million for a cash consideration of HK$170 million. The net proceeds from the Convertible Notes Subscription will be applied by the Group to satisfy in part the consideration for the Group's proposed acquisition of a 49% interest in Galaxy. As more time is required for Hanny to assess the current status of the Event, the Company has agreed with Hanny to extend the time for completion of the Convertible Notes Subscription to 10 August 2005.

Under the Convertible Notes Placing Agreement, Tai Fook will procure, on a best effort basis, placees to subscribe in cash for the Convertible Notes up to an aggregate principal amount of HK$130 million. As more time is required for Tai Fook to identify subscribers of the Convertible Notes, the Company has agreed with Tai Fook to extend the time for completion of the Convertible Notes Placing to 10 August 2005.

In order to provide time for the completion of the Convertible Notes Subscription, the Company, the Purchasers and the Vendor agreed to extend the time for fulfillment of all conditions precedent to, and the completion of, the Acquisition Agreement to 2:30 p.m. on 12 August 2005.

As at the date of this announcement, completion of the Acquisition Agreement remains to be subject to the following conditions precedents:

(i) completion of the Convertible Notes Subscription;

(ii) the Domestic Pay Television Programme Service Licence granted to Galaxy Broadcasting dated 7 December 2004, the Satellite Television Uplink and Downlink Licence granted to Galaxy Broadcasting dated 5 December 2000, the Fixed Carrier Licence issued to Galaxy Broadcasting on 4 March 2004 and the Fixed Carrier (Restricted) Licence issued to Galaxy Broadcasting dated 20 January 2003 not having been revoked immediately prior to completion of the Acquisition Agreement; and

(iii) (a) there having been no substantial change in the composition of the board of directors of the Company or (b) change of control of Enjoy Profits, prior to completion of the Acquisition Agreement.

By order of the board of
Ruili Holdings Limited
Mr. Carl Chang
Executive Director

By order of the board of
Hanny Holdings Limited
Mr. Lui Siu Tsuen, Richard
Deputy Managing Director

Further announcement(s) will be made upon any material development regarding the Proposed Acquisition or when the final size of the Convertible Notes Placing is confirmed.

Hong Kong, 28 July 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Yu Kam Kee, Lawrence, M.B.E., J.P.
Mr. Carl Chang
Mr. Yu Kam Yuen, Lincoln

Independent non-executive Directors:
Mr. Li Fui Lung, Danny
Mr. Ng Hoi Yue, Herman
Mr. John Paul McLellan

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

* *for identification purpose only*

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED MARCH 31, 2005

SUMMARY OF RESULTS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2005 together with comparative figures for the previous year are as follows:

Consolidated Income Statement

	Notes	Year ended March 31, 2005 HK$'000	2004 HK$'000
TURNOVER	2	5,676,459	5,025,930
COST OF SALES		(4,376,361)	(3,932,182)
GROSS PROFIT		1,300,098	1,093,748
OTHER OPERATING INCOME	3	114,145	111,903
DISTRIBUTION AND SELLING EXPENSES		(770,262)	(688,528)
ADMINISTRATIVE EXPENSES		(294,778)	(283,709)
OTHER OPERATING EXPENSES	4	(29,712)	(4,598)
PROFIT FROM OPERATIONS	5	319,491	228,816
REALIZATION OF NEGATIVE GOODWILL ARISING ON ACQUISITION OF AN ADDITIONAL INTEREST IN AN ASSOCIATE		2,057	—
FINANCE COSTS	6	(18,198)	(26,440)
SHARE OF RESULTS OF ASSOCIATES		(59,725)	(73,463)
IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE		(177,446)	—
AMORTIZATION OF GOODWILL ARISING ON ACQUISITION OF ASSOCIATES		(28,089)	(17,651)
NET (LOSS) GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES		(15,747)	10,377
PROFIT BEFORE INCOME TAX		22,343	121,639
INCOME TAX EXPENSE	7	121,644	27,846
(LOSS) PROFIT BEFORE MINORITY INTERESTS		(99,301)	93,793
MINORITY INTERESTS		61,624	80,493
(LOSS) PROFIT FOR THE YEAR		(160,925)	13,300
DIVIDENDS	8	11,193	11,221
(LOSS) EARNINGS PER SHARE — BASIC	9	HK$(0.81)	HK$0.08

Notes:

1. POTENTIAL IMPACT ARISING FROM AND ADOPTION OF THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as the "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005 except for HKFRS 3 "Business combinations" ("HKFRS 3"). The Group has not early adopted these new HKFRSs in the financial statements for the year ended March 31, 2005.

HKFRS 3 is applicable to business combinations for which the agreement date is on or after January 1, 2005. The Group has entered into agreements for business combination for which the agreement date is after January 1, 2005 and has adopted HKFRS 3 of these business combinations.

Save as disclosed above, the Group has commenced considering the potential impact of the other new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new standards may result in changes in the future as to how the results and financial position are prepared and presented.

2. TURNOVER AND SEGMENT INFORMATION

The Group is organized into four business segments, namely trading of computer related products, consumer electronic products and securities and property development and trading.

Following a business reassessment, the Group considers the property development business as the Group's forth core business in the current year and accordingly the relevant revenue is disclosed as turnover of the Group in the current year. Such activities were included in other revenue for the year ended March 31, 2004. Comparative figures have been restated to conform with the current year's presentation.

Segment information about these businesses is presented as below:

2005

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000
TURNOVER					
External sales	3,977,713	1,565,262	93,884	39,600	5,676,459
SEGMENT RESULT	256,558	24,847	77,263	2,105	360,773
Interest income					22,651
Unallocated corporate expenses					(63,933)
Profit from operations					319,491
Realization of negative goodwill arising on acquisition of an additional interest in an associate					2,057
Finance costs					(18,198)
Share of results of associates					(59,725)
Impairment loss on goodwill arising on acquisition of an associate					(177,446)
Amortization of goodwill arising on acquisition of associates					(28,089)
Net loss on disposal of subsidiaries and associates					(15,747)
Profit before income tax					22,343
Income tax expense					121,644
Loss before minority interests					(99,301)

2004

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Consolidated HK$'000
TURNOVER					
External sales	3,737,278	1,237,703	34,949	16,000	5,025,930
SEGMENT RESULT	206,695	21,881	20,804	5,656	255,036
Interest income					22,728
Unallocated corporate expenses					(48,948)
Profit from operations					228,816
Finance costs					(26,440)
Share of results of associates					(73,463)
Amortization of goodwill arising on acquisition of associates					(17,651)
Net gain on disposal of subsidiaries and associates					10,377
Profit before income tax					121,639
Income tax expense					27,846
Profit before minority interests					93,793

3. OTHER OPERATING INCOME

Other operating income includes the following items:

	Year ended March 31, 2005 HK$'000	2004 HK$'000
Rental income	27,672	11,568
Interest income	22,651	22,728
Net unrealized holding gain on other investments	17,223	16,829
Net gain on trading of financial instruments	15,100	—
Write back of trade payable	14,415	—
Internet service income	3,096	3,363
Royalty income	2,787	2,722
Net exchange gain	324	31,467
Net gain on disposal of investment securities	—	9,577

4. OTHER OPERATING EXPENSES

	Year ended March 31, 2005 HK$'000	2004 HK$'000
Loss on disposal of investment securities	29,712	—
Impairment loss on goodwill arising on acquisition of a subsidiary	—	4,598
	29,712	4,598

5. PROFIT FROM OPERATIONS

	Year ended March 31, 2005 HK$'000	2004 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs (including directors' emoluments):		
Salaries and other benefits	170,850	170,261
Retirement benefits scheme contributions	3,178	3,160
	174,028	173,421
Depreciation and amortization:		
Amortization of intangible assets (included in administrative expenses)	51,066	44,137
Depreciation and amortization on property, plant and equipment	19,785	19,632
	70,851	63,769
Allowance for bad and doubtful debts	22,269	3,208
Allowance for loan receivables	8,338	16,653
(Reversal of allowance) allowance for margin loan receivables	(2,387)	5,300
Allowance for slow moving and obsolete inventories	25,588	24,679
Auditors' remuneration	8,490	9,204
Net realized gain on other investments	(44,940)	(3,975)
Loss on disposal of property, plant and equipment	1,098	696

6. FINANCE COSTS

	Year ended March 31, 2005 HK$'000	2004 HK$'000
Interest on borrowings wholly repayable within five years:		
— Bank loans and overdrafts	5,722	12,070
— Other loans	11,875	13,229
— Finance leases	99	587
Interest on bank loans not wholly repayable within five years	502	554
	18,198	26,440

7. INCOME TAX EXPENSE

	Year ended March 31, 2005 HK$'000	2004 HK$'000
Current tax:		
Hong Kong Profits Tax		
Current tax	79	—
Overprovision in prior years	—	(112)
Overseas	100,157	46,378
	100,236	46,266
Deferred tax:		
Current year	17,161	(20,810)
Attributable to a change in tax rate	—	13
	17,161	(20,797)
Share of tax on results of associates	4,247	2,377
	121,644	27,846

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended March 31, 2004 as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

Income tax arising in other jurisdictions is calculated at rates prevailing in respective jurisdictions.

8. DIVIDENDS

	Year ended March 31, 2005 HK$'000	2004 HK$'000
Final, paid — HK6 cents per share for 2004, with a scrip option (2003: HK2 cents per share)	11,193	3,206
Interim, paid — Nil for 2005 (2004: HK5 cents per share)	—	8,015
	11,193	11,221

The final dividend of HK6 cents per share in cash with a scrip option (2004: HK6 cents, with a scrip option) has been proposed by the directors and is subject to approval of the shareholders at the forthcoming annual general meeting.

9. (LOSS) EARNINGS PER SHARE

The calculation of the basic (loss) earnings per share is based on the loss for the year of HK$160,925,000 (2004: profit of HK$13,300,000) and on the weighted average number of shares in issue during the year of 198,244,118 shares (2004: 164,239,677 shares).

The computation of diluted loss per share for the year ended March 31, 2005 has not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

The computation of diluted earnings per share for the year ended March 31, 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of these options is higher than the average market price per share for the year.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of HK6 cents per share in cash with a scrip option (2004: HK6 cents, with a scrip option) for the year ended March 31, 2005 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting ("AGM"). No interim dividend was paid by the Company during the year.

Subject to shareholders' approval at the AGM, the dividend warrants will be paid on or around Friday, October 21, 2005 in cash, with shareholders being given the option to receive shares of HK$0.01 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the three consecutive trading days ending August 31, 2005. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders after the AGM. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be allotted and issued.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, August 29, 2005 to Wednesday, August 31, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong for registration not later than 4:00 p.m. on Friday, August 26, 2005. Dividend warrants will be despatched on or around Friday, October 21, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the year ended March 31, 2005, the Group's audited consolidated loss before minority interests was HK$99.3 million (2004: profit of HK$93.8 million), which comprised of profit from operations of HK$319.5 million (2004: HK$228.8 million), finance costs of HK$18.2 million (2004: HK$26.4 million), share of net losses of associates of HK$59.7 million (2004: HK$73.5 million), amortization of goodwill arising on acquisition of associates of HK$28.1 million (2004: HK$17.7 million), realization of negative goodwill arising on acquisition of an additional interest in an associate of HK$2.1 million (2004: Nil), net loss on disposal of subsidiaries and associates of HK$15.7 million (2004: gain of HK$10.4 million), impairment loss on goodwill arising on acquisition of an associate of HK$177.4 million (2004: Nil) and income tax expense of HK$121.6 million (2004: HK$27.8 million).

Segment Results

For trading of computer related products, segment turnover amounted to HK$3,977.7 million, increased by HK$240.4 million (6.4%) and segment result recorded HK$256.6 million, increased by HK$49.9 million (24.1%).

For trading of consumer electronic products, segment turnover amounted to HK$1,565.3 million, increased by HK$327.6 million (26.5%) and segment result recorded HK$24.8 million, increased by HK$3.0 million (13.6%).

For trading of securities, segment turnover amounted to HK$93.9 million, increased by HK$58.9 million (over 100%) and segment result recorded HK$77.3 million, increased by HK$56.5 million (over 100%).

For property development and trading, segment turnover amounted to HK$39.6 million, increased by HK$23.6 million (over 100%) and segment result recorded HK$2.1 million, decreased by HK$3.6 million (63.2%).

This year, the Group still enjoyed significant growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made.

The results of the Group was critically turned from "Operating profit" into "Loss for the year" by the impairment loss on goodwill arising on acquisition of an associate this year. Due to the fact that the associate has been recording losses since it became our associate in last year, an impairment loss on goodwill of HK$177.4 million was considered appropriate at year end. The Group suffered net losses under "Share of results of associates" during the year of HK$59.7 million, a decrease by HK$13.7 million (18.7%).

Liquidity

Net bank and cash balances at March 31, 2005 increased to HK$332.6 million (2004: HK$141.1 million), accounting for 23.7% (2004: 9.8%) of the net tangible asset value of the Group. The cash was mainly used for daily operations and repayment of bank loans during the year. The current ratio of the Group at March 31, 2005 was 1.91 (2004: 1.39).

Financial Review

The net current assets of the Group at March 31, 2005 increased by HK$485.7 million (75.2%) to HK$1,131.5 million (2004: HK$645.8 million).

Such increase was mainly attributable to the increase in bank balances and cash, short-term loan receivables, short-term loan receivables from related companies, trade and other receivables, and net tax payable of HK$191.5 million, HK$70.6 million, HK$56.8 million, HK$27.5 million and HK$69.6 million, respectively, at year end as compared to the previous year, and offset by the decrease in inventories, trade and other payables and borrowings of HK$290.3 million, HK$260.5 million and HK$263.8 million, respectively.

Other asset decreased from HK$145.1 million as at March 31, 2004 to HK$108.0 million as at March 31, 2005 as a result of the sale of the land development right at a consideration of HK$39.6 million during the year, with a profit of HK$2.1 million.

Inventories decreased from HK$877.4 million as at March 31, 2004 to HK$587.1 million as at March 31, 2005. This was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom of HK$372.3 million at the end of 2004, as management foresaw an increasing sales trend in the coming years. In addition, market prices of products such as DVD and CDR boosted up in 2004 owing to the decrease in supply. Therefore, the Group made bulk purchases so as to negotiate favourable prices in 2004. Inventory levels as at March 31, 2005 returned back to the normal levels.

Trade and other receivables increased from HK$738.8 million as at March 31, 2004 to HK$766.3 million as at March 31, 2005. The number of days for debtors turnover decreased from 50 days in 2004 to 38 days in the current year, which were similar to the levels the Group experienced in 2003.

Trade and other payables decreased from HK$1,272.3 million as at March 31, 2004 to HK$1,011.8 million as at March 31, 2005. The number of day for creditors turnover decreased from 78 days in 2004 to 54 days in current year. The decrease in creditors turnover days was mainly attributed to the early settlement of trade payables in lieu of cash discount on goods purchased during the year.

At March 31, 2005, total borrowings of the Group amounted to HK$293.3 million (2004: HK$384.2 million), of which HK$160.0 million (2004: HK$10.8 million) were not repayable within one year. The borrowings included bank borrowings of HK$82.0 million (2004: HK$205.7 million), other loans of HK$161.3 million (2004: HK$151.3 million), overdrafts of HK$47.0 million (2004: HK$23.3 million), obligations under finance leases of HK$0.5 million (2004: HK$1.5 million) and amount due to a minority shareholder of HK$2.5 million (2004: HK$2.4 million). The decline in borrowings was due to the repayment of bank loans during the year in order to lower the finance costs.

Interests in associates

At March 31, 2005, interests in associates amounted to HK$636.7 million (2004: HK$906.4 million), represented share of net assets of HK$582.3 million (2004: HK$617.5 million), goodwill on acquisition of an associate of HK$51.1 million (2004: HK$256.6 million), loan to an associate of HK$1.3 million (2004: HK$1.4 million) and amounts due therefrom of HK$2.2 million (2004: HK$30.9 million). The substantial decrease in balance was mainly due to the deemed disposals of certain associates with a total loss of HK$19.3 million, share of an associate's decrease in other reserves and losses, of HK$14.3 million and HK$59.7 million, respectively, during the year. Furthermore, goodwill arising on acquisition of an associate was impaired by HK$177.4 million at year end.

Pledge of assets

At March 31, 2005, certain assets of the Group amounting to HK$240.2 million (2004: HK$399.0 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2005 was significantly reduced to 16.2% (2004: 20.5%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

At March 31, 2005, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (2004: Nil).

Employees and remuneration policies

As at March 31, 2005, there were approximately 500 staff (2004: 700) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the year.

BUSINESS AND CORPORATE DEVELOPMENTS

Placing and Subscription of Shares

On November 23, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 37,000,000 shares at the price of HK$3.22 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 37,000,000 new shares at the same price of HK$3.22 per share. Please refer to the Company's announcement dated November 23, 2004 for details of such placing and subscription.

Disposal of Fu Yang Investment Co., Ltd. ("Fu Yang")

On January 31, 2005, the Group entered into two sale and purchase agreements (the "Agreements") with 台固多媒體股份有限公司 (the "Purchaser"), an indirect wholly owned subsidiary of 台灣固網股份有限公司 (Taiwan Fixed Network Co., Ltd.) which is a publicly traded company on the Emerging Market (興櫃) in Taiwan. Pursuant to the Agreements, the Group agreed to sell and the Purchaser agreed to purchase 50,282,540 Fu Yang shares, representing approximately 8.04% in the issued share capital of Fu Yang. The consideration for the sale shares was approximately NT$636.7 million (approximately HK$150.3 million), equivalent to NT$12.7 (approximately HK$3.00) per Fu Yang share. The disposal constituted a discloseable transaction of the Company under the Listing Rules. The transaction was completed in March 2005.

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") and the acquisition of interests in Group Dragon Investments Limited ("GDI")

On March 10, 2005, the Company and Paul Y.-ITC Construction Holdings Limited ("Paul Y.") entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited ("Nation Field"), which is a company owned by Mr. Gao Yang. Pursuant to the Share Sale Agreement, the Group conditionally agreed to dispose of an approximately 15.3% interest in CSHL after the completion by CSHL of a group restructuring involving, among others, the distribution of certain assets and businesses currently held by GDI, a wholly-owned subsidiary of CSHL, to the shareholders of CSHL. Subsequent to the disposal, the Company will also make a voluntary general offer to acquire all the issued shares in GDI which are not owned or agreed to be acquired by the Company. Details of the aforesaid transactions are set out in the joint announcement of CSHL, the Company and other parties to the transactions dated April 19, 2005.

Subject to completion of the Share Sale Agreement, Kingston Securities Limited, on behalf of Nation Field, will make a mandatory cash offer to all the shareholders of CSHL to acquire all the consolidated shares of CSHL.

This transaction has not yet been completed as at the date of announcement.

Subscription of convertible note of Cheung Tai Hong Holdings Limited ("CTH")

On April 20, 2005, Loyal Concept Limited ("Loyal Concept"), an indirect wholly-owned subsidiary of the Company, and CTH entered into a subscription agreement (the "Subscription Agreement") regarding the subscription by Loyal Concept of a zero coupon convertible note due 2010 of CTH with a principal amount of HK$450 million.

Upon exercise of the conversion rights attached to the convertible note, Loyal Concept may become interested in 30% or more of the enlarged issued share capital of CTH, thereby triggering an obligation on the part of Loyal Concept under the Takeovers Code to make a mandatory offer for all the CTH shares. Depending on the number of further CTH shares which may be acquired by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH, the acquisition of such additional equity interests in CTH, when aggregated with the CTH conversion shares to be issued to Loyal Concept on exercise of the conversion rights attached to the convertible note in accordance with Rule 14.22 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rule"), constituted a very substantial acquisition for the Company under the Listing Rules. The subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the acquisition of further equity interests in CTH pursuant to the mandatory offer) were approved by the shareholders at the special general meeting of the Company held on June 24, 2005.

Details of the transaction were set out in the circular of the Company dated June 7, 2005.

The underwriting agreement and subscription of a convertible note of Ruili Holdings Limited ("Ruili")

On April 21, 2005, the Company, Ruili and Tai Fook Securities Company Limited entered into an underwriting agreement (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share.

On the same date, the Company and Ruili entered into a convertible notes subscription agreement (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the Company would subscribe for and Ruili would allot and issue to the Company the convertible notes in an aggregate principal amount of HK$170 million at an initial conversion price of HK$0.12 per conversion share, subject to the adjustment from time to time.

Details of the transaction were disclosed in the circular of the Company dated May 24, 2005.

BUSINESS AND OPERATIONS REVIEW

Trading Operations

The Group is proud to report that "Memorex®" currently ranks No.2 globally in CDR & DVD media with its DVD units growing 180% from last year. During the year, revenue growth was primarily from DVD growth and growth in the Traveldrive product line. Although DVD revenue growth was hampered by a nearly 50% decrease in ASPs (Average Selling Prices), Memorex® still recorded strong profit performance. Launch of several new products in the USB Flash Category, specifically the M-Flyer USB flash drive, has been well received by the market.

North America

In North America, Memorex® recorded record revenues and operating income in FY2005. Growth in DVD and USB Flash revenues were the primary drivers of the record revenues achieved during the year. Unit sales of DVD media more than tripled in FY05 providing over 40% revenue growth in the category. Revenue growth was also fueled by aggressive expansion of its sales of USB Flash drives gaining close to 10% market share in the United States. Revenue growth in the DVD and USB Flash categories was largely offset by a decline in CD revenues on nearly 10% as the result of MP3 players and other alternatives to traditional CD usage. In the United States, according to industry trade publications, Memorex® continues to be the American market leader in DVD sales with a 28% share and CDR sales with also a 28% share. The Group expects DVD volumes to double in fiscal 2006 while CDR volumes should continue to decline at single digit rates. The Group continues to expand our presence in Latin America through distribution channels: Memorex® products have been successfully placed in Office Depot and Walmart Mexico by our distributor. Memorex® continues to be the top brand among the largest retailers in North America. The Group currently has one or more of our products in 100% of the top ten retailers and over 90% of the top 25 consumer electronics retailers in the United States.

Operating margins in North America also achieved record levels. The Group's global purchasing enabled us to improve our gross margins which we continue to leverage our cost structure. During the year, the Group consolidated our Canadian operations into our U.S. operation which has yielded operating efficiencies beginning in the fourth quarter of fiscal 2005.

Europe

The European market continues to be challenging. CDR prices continue to come under pressure from a variety of competitors and directly from the disk manufacturers. In addition, levies in Italy and France have negatively impacted the retail demand for CDRs and DVDs as consumers look for alternative channels to purchase media. Significant DVD price declines in late fiscal 2004 and early fiscal 2005 caused significant inventory revaluations during fiscal 2005. On the positive side, DVD volumes more the doubled over fiscal 2004 and pricing is fairly stable. In Europe, Memorex® continues to hold its market position at number three in both DVD and CDR sales with 8.4% and 10.9% market shares respectively. The Group has continued the successful strategy of supplying key retailers on a direct basis and is currently in more the half of the top European retailers.

Asia

The Asian market continues to be emerging. During the year, we tightened controls on costs and better sourcing and were able to maintain our profitability as planned. Due to the on-going increase in media costs, sales can pick up again in FY2006. At present, the Group has distributors over Asia, namely, Japan, Singapore, Australia, New Zealand, Korea and Taiwan. Memorex® market share in Asia has been growing steadily. With close relationships with dominating suppliers in Taiwan to offer the lowest costs for Memorex® branded products as a whole and big distributors to commit forecasted order placement, Memorex®'s Asian business will further be strengthened in coming year.

OUTLOOK

The Group is well positioned to expand its presence around the globe. The Group believes that growth in the DVD segment more than offset any declines in the CDR market for the foreseeable future. We continue to be the market share leader in CDR and DVD media in the United States and expect to leverage that position through expanded product offerings and expanded geographic distribution. In North America and Europe our goal is to expand the products sold within our existing retailers including an expanded accessories offerings, specialty media products and USB Flash products. In particular, we believe the USB Flash products are in the early stages of consumer adoption. Recent market studies indicate that consumers have significant recognition of the Memorex® brand in this segment of the market. The Group continues to introduce and sell our USB products in a growing number of retailers in the United States, Canada and Europe. The Group expect our investments in the USB Flash business will yield significant growth in the future, and target to achieve an equally outstanding market share leadership as it has succeeded in its CDR and DVD media products, in the coming year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year ended March 31, 2005, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed shares.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year ended March 31, 2005 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the "Model Code of Securities Transactions by Directors of Listed Issuers" (the "Code") as set out in Appendix 10 of the Listing Rules as its own code for dealing in securities of the Company by the directors. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard as set out in the Code during the year ended March 31, 2005.

AUDIT COMMITTEE

The audit committee of the Company (the "Audit Committee") has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements of the Company. The Audit Committee currently comprises two independent non-executive directors, Mr. Kwok Ka Lap, Alva and Mr. Wong King Lam, Joseph, and a non-executive director, Mr. Cheung Hon Kit.

ANNUAL GENERAL MEETING

The AGM of the Company will be held on Thursday, September 1, 2005. Notice of the AGM will be published to shareholders in due course.

DETAILED RESULTS ANNOUNCEMENT

A detailed result announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the website of Stock Exchange in due course.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contribution to the Group in the past year.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 22, 2005

As at the date of this announcement, the directors of the Company are as follows:—

Executive Directors:—
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Independent Non-Executive Directors:—
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Non-Executive Directors:—
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith *(alternate to Mr. Fok Kin-ning, Canning)*

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, 1 September 2005 at 10:30 a.m. for the following purposes:

1. To receive, consider and adopt the audited financial statements for the year ended 31 March 2005 and the Reports of the Directors and Auditors thereon.
2. To declare a final dividend for the year ended 31 March 2005.
3. To re-elect Directors and to authorise the Board of Directors to fix the Directors' remuneration for the ensuing year.
4. To re-appoint auditors and authorise the Board of Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each Share on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the Shares in issue as at the date of the passing of this resolution; and the authority pursuant to this resolution shall be limited accordingly; and

(c) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period:

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares in the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares in the Company; (iii) any issue of Shares in the Company as scrip dividend or any similar arrangement providing for the allotment of Shares in the Company in lieu of the whole or part of a dividend pursuant to the Bye-laws of the Company from time to time; or (iv) any issue of Shares in Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any shares which are convertible into Shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of Shares of the Company open for a period fixed by the Directors of the Company to the holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

7. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT** conditional upon Ordinary Resolutions numbered 5 and 6 set out in the Notice convening this annual general meeting of the Company dated 29 July 2005 (the "Notice") being duly passed, the general mandate granted to the Directors of the Company pursuant to Ordinary Resolution numbered 6 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 5 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

8. As special business, to consider and, if thought fit, pass the following resolution, as a Special Resolution:

"**THAT** the Bye-Laws of the Company be and are hereby amended as follows:

(a) by adding the following new Bye-Law 70A immediately after the existing Bye-Law 70:

"70A. Notwithstanding any other provisions of these Bye-Laws:

(a) if the aggregate proxies held by (i) the Chairman of a particular meeting, and (ii) the Directors, account for 5 per cent. or more of the total voting rights at that meeting, and

(b) if on a show of hands in respect of any resolution, the shareholders at the meeting vote in the opposite manner to that instructed in the proxies referred to in (a) above,

the Chairman of the meeting and/or any Director holding the proxies referred to above shall demand a poll. However, if it is apparent from the total proxies held by the persons referred to in (a) above that a vote taken on a poll will not reverse the vote taken on a show of hands, then no poll shall be required pursuant to this Bye-Law."

(b) by deleting the existing Bye-Law 86(2) in its entirety and replacing it with the following new Bye-Law 86(2):

"86(2) The Directors shall have the power from time to time and at any time to appoint any qualified person as a Director either to fill a casual vacancy on the Board or, as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at that meeting;".

(c) by deleting the existing Bye-Law 97 in its entirety and replacing it with the following new Bye-Law 97:

"97 The Directors shall be entitled to receive by way of remuneration for their services as Directors such sum as shall from time to time be determined by the Company in general meeting, and shall (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board or any committee established by the Board including a remuneration committee may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees."

(d) by deleting the existing Bye-Law 99 in its entirety and replacing it with the following new Bye-Law 99:

"99 Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which are in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee established by the Board including a remuneration committee may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Bye-Law.".

(e) by adding the following new Bye-Law 100A immediately after the existing Bye-Law 100:

"100(A) Notwithstanding Bye-Laws 97 and 99, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or an Executive Director or a Director appointed to any other office in the management of the Company may from time to time be fixed by the Board or any committee established by the Board including a remuneration committee and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board or any committee established by the Board including a remuneration committee may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Director."

(f) by deleting the existing Bye-Law 87(2) in its entirety and replacing it with the following new Bye-Law 87(2):

"87(2) At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation. Every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years."

(g) by adding the following new Bye-Law 86(7) immediately after the existing Bye-Law 86(6):

"86(7) Election of each person as Director shall be voted upon by way of a separate resolution."

By the Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 29 July 2005

Registered office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the annual general meeting.
2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch registrar, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the annual general meeting (or any adjourned meeting).
3. The Register of Members of the Company will be closed from Monday, 29 August 2005 to Wednesday, 31 August 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged with the branch share registrar of the Company in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 16 August 2005.
4. Concerning Resolution No. 3 above, Mr. Fok Kin-ning, Canning, Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit and Mr. Chan Kwok Hung shall retire by rotation and do not offer themselves for re-election at the annual general meeting pursuant to Clause 87(3) of the Company's Bye-laws. Dr. Chan Kwok Keung, Charles and Mr. Wong King Lam, Joseph who were appointed during the year ended 31 March 2005 will hold office until the annual general meeting and will then retire and, being eligible, offer themselves for re-election at the annual general meeting pursuant to Clause 86(2) of the Company's Bye-laws. The particulars of such retiring Directors are set out in Appendix I to circular of the Company dated 29 July 2005.

As at the date of this announcement, the directors of the Company are as follows:—

Executive Directors:—
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:—
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith *(alternate to Mr. Fok Kin-ning, Canning)*

Independent Non-Executive Directors:—
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph